

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 17, 2018

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

Re: **Corporación América Airports S.A.**
        Amendment No. 3 to Registration Statement on Form F-1
        Filed January 16, 2018
        File No. 333-221916

Dear Mr. Eurnekian:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

Use of Proceeds, page 58

1. We note your response to our letter dated November 1, 2017 and reissue. Please quantify the amount of proceeds to be used for each of the following items, if material:

    - capital expenditure programs in existing concessions,
    - acquiring new or existing concessions, and
    - repayment of other indebtedness.

    Refer to Item 3.C. of Form 20-F. Please also provide the disclosure required by Item 3.C.4 regarding the "repayment of other indebtedness."

<u>Capitalization, page 60</u>

2. Given that you have an estimate of the net proceeds for the offering and you know the amounts of debt to be paid off in connection with the offering per page 58, please revise to complete the "Further Adjusted" column to reflect the effects of the proceeds from the offering and the related payments of debt and changes in equity.

You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Rossell
        Greenberg Traurig, LLP